UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                           UNITY WIRELESS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001*
                         (Title of Class of Securities)

                                   913347 10 0
                                 (CUSIP Number)

                                 DR. MEIR BAREL
                          C/O STAR VENTURES MANAGEMENT
                    POSSARTSTRASSE 9; D-81679 MUNICH, GERMANY
                          TELEPHONE NO.: 49 89 4194 300
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  APRIL 22, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* AS SOME OF THE SECURITIES BENEFICIALLY OWNED BY THE REPORTING PERSONS ARE SERIES B CONVERTIBLE NON-REDEEMABLE PREFERRED SHARES, PAR VALUE $0.001 PER SHARE, OF THE ISSUER (THE "SERIES B SHARES"), AND EACH OF SUCH SERIES B SHARES IS CURRENTLY CONVERTIBLE INTO 1,000 SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF THE ISSUER (THE "SHARES"), THE FIGURES IN THIS STATEMENT ARE SHOWN ON AN AS CONVERTED BASIS.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dr. Meir Barel
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            70,095,928*
OWNED BY EACH      -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        67,318,148**
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     67,318,148**
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.6%***
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes 2,777,780 Shares (including warrants exercisable into 1,666,668 Shares) held in trust for Elie Barr.

** Includes Series B Shares convertible into 40,397,944 Shares, Promissory Notes convertible into 1,931,133 Shares, warrants exercisable into 18,296,847 Shares and Debentures convertible into 2,530,111 Shares.

*** Based on 243,863,862 Shares outstanding (on an as converted basis), consisting of 180,707,827 Shares outstanding as advised by the Issuer, Series B Shares convertible into 40,397,944 Shares, Promissory Notes convertible into 1,931,133 Shares, warrants exercisable into 18,296,847 Shares and Debentures convertible into 2,530,111 Shares. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SVM Star Venture Capital Management Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            394,689
OWNED BY EACH      -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        394,689
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     394,689
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2%*
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Based on 180,707,827 Shares outstanding as advised by the Issuer.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SVM Star Ventures Managementgesellschaft mbH Nr. 3
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            47,338,996*
OWNED BY EACH      -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        44,561,216**
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     44,561,216**
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.1%***
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes 2,777,780 Shares (including warrants exercisable into 1,666,668 Shares) held in trust for Elie Barr.

** Includes Series B Shares convertible into 24,669,260 Shares, Promissory Notes convertible into 1,931,133 Shares, warrants exercisable into 11,663,288 Shares and Debentures convertible into 2,530,111 Shares.

*** Based on 221,501,619 Shares outstanding (on an as converted basis), consisting of 180,707,827 Shares outstanding as advised by the Issuer, Series B Shares convertible into 24,669,260 Shares, Promissory Notes convertible into 1,931,133 Shares, warrants exercisable into 11,663,288 Shares and Debentures convertible into 2,530,111 Shares. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Star-Seed Managementgesellschaft mbH
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            22,362,243*
OWNED BY EACH      -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        22,362,243*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     22,362,243*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.0%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes Series B Shares convertible into 15,728,684 Shares and warrants exercisable into 6,633,559 Shares.

** Based on 203,070,070 Shares outstanding (on an as converted basis), consisting of 180,707,827 Shares outstanding as advised by the Issuer, Series B Shares convertible into 15,728,684 Shares and warrants exercisable into 6,633,559 Shares. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

     This Amendment No.2 amends and supplements the statement in respect of the shares of Common Stock, par value $0.001 per share (the "Shares"), of Unity Wireless Corporation (the "Issuer"), a Delaware corporation, filed by Mr. Meir Barel ("Barel"), SVM Star Ventures Managementgesellschaft mbH Nr. 3 ("SVM3"), and Star-Seed Managementgesellschaft mbH ("Star GmbH") with the Securities and Exchange Commission on December 21, 2006 (the "Statement").

     Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to such terms in the Statement.

     The following amends and supplements Items 3, 4, 5, 6 and 7 of the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The additional Series B Convertible Non-redeemable Preferred Shares, par value $0.001 per share, of the Issuer ("Series B Shares"), issued to the Reporting Persons and reported hereunder were received from the Issuer as a result of the transactions described in Item 4 of the Statement, which is incorporated herein by reference.

     The acquisition of the Promissory Notes (as defined in Item 4 below) in the aggregate sum of $173,802 was funded by SVM 3 from its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     Under the terms of the transaction more fully described in Item 4 of the Statement, the Issuer held in escrow a certain number of Series B Shares for the benefit of its employees to be issued upon certain milestones and conditions. In accordance with the terms of the Celletra Agreement (as defined in the Statement), the 2,076,413 Series B Shares held in escrow were issued to the Reporting Persons as the conditions and milestones set for the issuance to the employees have not been met. No additional consideration is required from the Reporting Persons for the issuance of these Series B Shares.

     Additionally, SVM 3 acquired 12% Convertible Promissory Notes ("Promissory Notes"), dated as of March 26, 2008, in consideration for an aggregate price of $173,802. The Promissory Notes are convertible into shares of common stock by dividing the principal amount and interest accrued thereon by the conversion price of $0.09 per share. Consequently, the aggregate number of shares reported as acquired hereunder (1,931,133 Shares) may generally increase until the full repayment of the Promissory Notes. Subject to execution and closing of definitive agreements, the Convertible Promissory Notes will be automatically converted into convertible debentures. See Item 6.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

FOR BAREL:

(a), (b) Percentages are based on 243,863,862 Shares outstanding (on an as converted basis), consisting of 180,707,827 Shares outstanding as advised by the Issuer and 63,156,035 Shares (on an as converted basis) beneficially owned by the Reporting Persons (in the aggregate). As of April 22, 2008, Barel may be deemed the beneficial owner, and to share the power to vote and dispose of, 67,318,148 Shares (including Series B Shares convertible into 40,397,944 Shares, Promissory Notes convertible into 1,931,133 Shares, warrants exercisable into 18,296,847 Shares and Debentures convertible into 2,530,111 Shares) beneficially owned by SVM 3, Star Israel and Star GmbH representing approximately 27.61% of the Shares outstanding (on an as converted basis) and the power to vote additional 2,777,780 Shares (including warrants exercisable into 1,666,668 Shares) held in trust for Elie Barr by SVM3. Barel disclaims ownership of 2,777,780 Shares (including warrants exercisable into 1,666,668 Shares).

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

FOR STAR ISRAEL:

(a), (b) Percentages are based on 180,707,827 Shares outstanding as advised by the Issuer. Star Israel is the beneficial owner of the 394,689 Shares representing approximately 0.22% of the Shares outstanding.

FOR SVM3:

(a), (b) Percentages are based on 221,501,619 Shares outstanding (on an as converted basis), consisting of 180,707,827 Shares outstanding as advised by the Issuer and 40,793,792 Shares (on an as converted basis). As of April 22, 2008, SVM3 is the beneficial owner of, and shares the power to vote and dispose of, 44,561,216 Shares owned by itself or by its direct subsidiaries (including Series B Shares convertible into 24,669,260 Shares, Promissory Notes convertible into 1,931,133 Shares, warrants exercisable into 11,663,288 Shares and Debentures convertible into 2,530,111 Shares) representing approximately 20.12% of the Shares outstanding (on an as converted basis), as well as the power to vote 2,777,780 (including warrants exercisable into 1,666,668 Shares) held in trust for Elie Barr. SVM3 disclaims ownership of such 2,777,780 Shares.

FOR STAR GMBH:

(a), (b) Percentages are based on 203,070,070 Shares outstanding (on an as converted basis) consisting of 180,707,827 Shares outstanding as advised by the Issuer and 22,362,243 Shares (on an as converted basis). Seed GmbH is the beneficial owner, and shares the power to vote and dispose of, 22,362,243 Shares (including Series B Shares convertible into 15,728,684 Shares and warrants exercisable into 6,633,559 Shares) representing approximately 11.01% of the Shares outstanding (on an as converted basis).

For all Reporting Persons:

(c) Except as set forth herein in Item 4, within the last 60 days, the Reporting Persons have not effected any transactions in the Shares.

(d) Except as set forth in this Item 5, no person other than the Reporting Persons and Barr is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None, except as described under Item 4 above, which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Form of Promissory Note, dated March 26, 2008.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0
                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct. A joint filing agreement filed with the SEC on December 21, 2006 is incorporated herein by reference.

Dated: May 1, 2008


/s/ Dr. Meir Barel
------------------
Dr. Meir Barel


SVM Star Venture Capital Management Ltd.

By: /s/ Dr. Meir Barel
----------------------
Dr. Meir Barel, Managing Director


SVM Star Ventures Managementgesellschaft mbH Nr. 3

By: /s/ Dr. Meir Barel
----------------------
Dr. Meir Barel, Managing Director


Star-Seed Managementgesellschaft mbH

By: /s/ Dr. Meir Barel
----------------------
Dr. Meir Barel, Managing Director